Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 30, 2008

BARCLAYS

AYT

Barclays GEMS Asia 8 ETN

Global Emerging Markets Strategy: Diversified Money Market

Barclays GEMS Asia 8 ETN

Bloomberg Ticker AYT

IIV Ticker AYT.IV

Primary Exchange NYSE Arca

CUSIP 06738G878

Yearly Fees 0.89% 1

Inception Date April 3, 2008

Maturity Date April 1, 2038

Index Barclays GEMS Asia 8 Index

Coupon Monthly

Issuer Details

Barclays Bank PLC long-term,

unsecured obligations*

S&P Rating AA- Moody’s

Rating Aa1

*The Barclays ETNs are not rated, but rely on the ratings of their issuer, Barclays

Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETNs.

Barclays GEMS Asia 8

Index Implied Yield

Indonesian rupiah 7.99%

Indian rupee 5.52%

Philippine peso 6.91%

South Korean won 3.64%

Thai baht 4.11%

Malaysian ringgit 3.14%

Taiwanese dollar 2.10%

Chinese yuan 2.92%

Barclays GEMS Asia 8 Index** 4.56%

Source: Barclays Capital

Based on the Barclays GEMS Asia 8 Index spot and forward fixings from the roll date on 8/20/08

** Calculated as the dollar weighted average of the 1 month implied rates derived from official index data from the roll date August 20, 2008

As of August 20, 2008

Overview

Over the last several years, interest in emerging Asian economies has accelerated due to the prospects of growth within the region. While investors have long had access to equity investments, it has been typically very difficult to diversify exposure to these economies across asset classes. In order to facilitate investment exposure in these countries, the Barclays Global Emerging Markets Strategy (GEMS) Asia 8

IndexTM enables investors to generally participate in the returns available from investing in a basket of eight Asian emerging market currencies.

Barclays GEMS Asia 8 Index

The Barclays GEMS Asia 8 Exchange Traded Note (ETN) applies the methodology of our GEMS index, which reproduces the total return of long only investing in 1-month synthetic money market deposits, to a basket of 8 Asian currencies. The strategy is intended to replicate a diversified, multi-national money market strategy in 8 Asian emerging market currencies, which include: the Indonesian rupiah, the Indian rupee, the Philippine peso, the South Korean won, the Thai baht, the

Malaysian ringgit, the Taiwanese dollar and the Chinese yuan. The ETN is linked to the total return of the strategy and pays monthly coupons representing the implied yield on the strategy, net of fees.

Index Allocation by Country

Indonesia, 12.69%

China, 12.63%

India, 12.64%

Philippines, 12.64%

South Korea, 12.24%

Thailand, 12.54%

Malaysia, 12.29%

Taiwan, 12.33%

1 The investor fee is equal to 0.89% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.89% times (2) the closing indicative value on the immediately preceding calendar day (or the ex coupon indicative value if such day was an index roll date) times (3)

the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

AYT

Barclays GEMS Asia 8 Index Return Attribution

Date	GEMS Asia 8 Index Spot Return	GEMS Asia 8 Index Total Return	Realized Yield*
2001	1.53%	6.21%	4.60%
2002	3.87%	11.05%	6.91%
2003	2.40%	7.05%	4.54%
2004	2.20%	5.41%	3.14%
2005	-0.76%	3.72%	4.51%
2006	6.93%	13.55%	6.19%
2007	7.35%	13.94%	6.15%

Source: Barclays Capital
*Yield calculated as the difference of the GEMS Asia 8 Index Spot Return & Total Return indexes as follows:

$$\text{Yield} = \left(\frac{1 + \text{GEMS Asia 8 Index Total Return}}{1 + \text{GEMS Asia 8 Index Spot Return}}\right) - 1$$

Comparison with Global Indices


S&P 500
GSCITR
JPGBI
GEMS Asia 8
300%
260%
220%
180%
140%
100%
60%
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08

Source: Barclays Capital
Past performance does not guarantee future results.

Barclays GEMS Asia 8 Index Statistics

	1-Year Return %	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized**	Index Correlations to Barclays Capital GEMS Asia 8 Index**
Barclays Capital GEMS Asia 8 Index	4.51%	9.82%	8.28%	3.50%	1.00
S&P 500® Total Return Index	-11.09%	2.85%	10.52%	12.92%	0.15
Goldman Sachs Commodity Total Return Index	46.35%	12.62%	18.90%	22.35%	0.02
JPMorgan Government Bond Indices	5.73%	3.97%	4.23%	3.05%	0.06

Source: Barclays Capital, Bloomberg
As of 07/31/08
**Based on monthly returns since Barclays GEMS Asia 8 inception (7/31/01)

An investment in Barclays GEMS Asia 8 ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus, and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays GEMS Asia 8 ETNs (the "Securities") are uncollateralized debt securities of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in Barclays GEMS Asia 8 ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

An investment in ETNs linked to the performance of the Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™ is subject to risks associated with fluctuations, particularly a decline in the value of the index. Because the Barclays GEMS Asia 8 Index is an index of emerging market currencies, there are additional risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets.

"Barclays Global Emerging Markets Strategy (GEMS) Index™", "Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™" and "Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Spot Index™" are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the Securities.

© 2008, Barclays Bank PLC. All rights reserved. Copyright in these materials is owned by Barclays Bank PLC.